Exhibit 99.1
For Immediate Release
CECT Receives an Award for Being One of the Most Competitive Brands of Chinese
Consumer Electronics
Beijing, China (January 9, 2009) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets, through its subsidiary CEC Telecom Co., Ltd. (“CECT”), announced that CECT received the award for being one of the most competitive brands of Chinese Consumer Electronics and VEVA S60 received the award for being one of the best performing consumer electronics products by China Consumer Electronics Conference 2008.
Mr. Wu Zhi Yang, Chairman of the Company, commented, “We are very proud that our brand and VEVE S60 was recognized by China Consumer Electronics Conference 2008. This award is a powerful incentive to enterprises focusing on innovation. We believe our strategy of focusing on innovation and differentiation will bring us sustainable competitiveness, and we will continue to develop innovative products in the future.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” and “VEVT” brands. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of January 9, 2009, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: +86-10-6250-1706
Email: matao@cectelecom.com